

13030709

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

| SEC FILE NUMBER |
|---|
| 8- 14495 |

SEC Mail Processing Section RECEIVED FEB 28 2013 Washington, DC

FACING PAGE

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 01/01/12 (MM/DD/YY) AND ENDING 12/31/12 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: ING Investment Advisors, LLC

| OFFICIAL USE ONLY |
|---|
| FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

One Orange Way
(No. and Street)

| Windsor | CT | 06095 |
|---|---|---|
| (City) | (State) | (Zip Code) |

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Kristin Hultgren (860) 580-1798
(Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young LLP
(Name – *if individual, state last, first, middle name*)

| 55 Ivan Allen Jr Blvd | Atlanta | GA | 30308 |
|---|---|---|---|
| (Address) | (City) | (State) | (Zip Code) |

**CHECK ONE:**

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

**Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

## OATH OR AFFIRMATION

I, Kristin Hultgren, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of ING Investment Advisors, LLC, as of December 31, 20 12, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Chief Financial Officer

Title

Notary Public

My Commission Exp. Oct 31, 2013

DENISE M. NOWAKOWSKI NOTARY PUBLIC CONNECTICUT

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*



# Financial Statements and Supplemental Information

ING Investment Advisors, LLC

*Year ended December 31, 2012*

*with Report and Supplementary Report of Independent Registered Public Accounting Firm*

Ernst & Young LLP

Ernst & Young

# ING Investment Advisors, LLC
## Financial Statements and Supplemental Information
## Year ended December 31, 2012

## Contents



Ernst & Young LLP
Suite 1000
55 Ivan Allen Jr. Boulevard
Atlanta, GA 30308

Tel: +1 404 874 8300
Fax: +1 404 817 5589
www.ey.com

## Report of Independent Registered Public Accounting Firm

The Member and Board of Directors
ING Investment Advisors, LLC

We have audited the accompanying financial statements of ING Investment Advisors, LLC (the Company), which comprise the statement of financial condition as of December 31, 2012, and the related statements of income, changes in member's equity, and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements.

### Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in conformity with U.S. generally accepted accounting principles; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

### Auditor's Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.



**ERNST & YOUNG**

## Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of ING Investment Advisors, LLC as of December 31, 2012, and the results of its operations and its cash flows for the year then ended in conformity with U.S. generally accepted accounting principles.

## Supplementary Information

Our audit was conducted for the purpose of forming an opinion on the financial statements as a whole. The information contained in Schedules I, II, and III is presented for purposes of additional analysis and is not a required part of the financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information is the responsibility of management and was derived from, and relates directly to, the underlying accounting and other records used to prepare the financial statements. The information has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States. In our opinion, the information is fairly stated in all material respects in relation to the financial statements as a whole.

February 26, 2013

Ernst & Young LLP

# ING Investment Advisors, LLC
## Statement of Financial Condition
## December 31, 2012

| | |
|---|---|
| **Assets** | |
| Cash and cash equivalents | $ 69,763,540 |
| Receivable from affiliates | 1,566,755 |
| Prepaid expenses | 74,590 |
| Other assets | 20,071 |
| Total assets | 71,424,956 |
| | |
| **Liabilities and Member's equity** | |
| Liabilities: | |
| Payable to affiliates | 530,007 |
| Accrued expenses and other liabilities | 2,213,137 |
| Total liabilities | 2,743,144 |
| | |
| Member's equity | 68,681,812 |
| Total liabilities and member's equity | $ 71,424,956 |

*The accompanying notes are an integral part of these financial statements.*

# ING Investment Advisors, LLC
## Statement of Income
## Year ended December 31, 2012

| | |
|---|---|
| Revenues: | |
| Commissions and fees | $ 28,206,360 |
| Total revenues | 28,206,360 |
| Expenses: | |
| Operating expenses | 9,811,696 |
| Licenses and fees | 246,021 |
| Total expenses | 10,057,717 |
| Net income | $ 18,148,643 |

*The accompanying notes are an integral part of these financial statements.*

# ING Investment Advisors, LLC
## Statement of Changes in Member's Equity
## Year ended December 31, 2012

| | | Member's Equity |
|---|---|---|
| Balance at January 1, 2012 | $ | 50,533,169 |
| Net income | | 18,148,643 |
| Balance at December 31, 2012 | $ | 68,681,812 |

*The accompanying notes are an integral part of these financial statements.*

# ING Investment Advisors, LLC
## Statement of Cash Flows
## Year ended December 31, 2012

| | |
|---|---|
| **Cash flows from operating activities** | |
| Net income | $ 18,148,643 |
| Adjustments to reconcile net income to net cash provided by operating activities: | |
| Net change in amounts due to/from affiliates | 397,296 |
| Decrease in other receivables | 90,614 |
| Increase in prepaid expenses | (1,603) |
| Net change in accrued expenses and other liabilities and other assets | 1,229,926 |
| Net cash provided by operating activities | 19,864,876 |
| Net increase in cash | 19,864,876 |
| Cash and cash equivalents at beginning of the year | 49,898,664 |
| Cash and cash equivalents at end of the year | $ 69,763,540 |

*The accompanying notes are an integral part of these financial statements.*

## 1. Nature of Business and Ownership

ING Investment Advisors, LLC (the "Company") is a single member limited liability company of which ING Institutional Plan Services, LLC ("IIPS" or "Parent" or "Member") is the sole member. IIPS is a wholly-owned subsidiary of Lion Connecticut Holdings, Inc. ("Lion"), which is a wholly-owned subsidiary of ING U.S., Inc. ING U.S., Inc. (name changed from ING America Insurance Holdings, Inc. on June 14, 2012) is an indirect, wholly owned subsidiary of ING Groep N.V. ("ING"), a global financial services holding company based in the Netherlands.

The Company is registered with the Securities and Exchange Commission ("SEC") as a broker-dealer pursuant to Section 15 of the Securities Exchange Act of 1934, and as an investment advisor pursuant to the Investment Advisors Act of 1940. It is a member of the Financial Industry Regulatory Authority ("FINRA") as a limited broker-dealer, and is also registered with the appropriate state securities authorities as a limited broker/dealer. The Company provides investment advice to individuals and to retirement plan participants where its affiliate acts as administrator and record keeper to the retirement plan.

## 2. Summary of Significant Accounting Policies

*Basis of Presentation*

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States.

*Use of Estimates*

The preparation of the financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Management believes that the estimates utilized in preparing its financial statements are reasonable and prudent. Actual results could differ from those estimates.

*Cash and Cash Equivalents*

The Company considers deposits that can be redeemed on demand and highly liquid investments that have original maturities of three months or less, when purchased, to be cash and cash equivalents. Cash equivalents are not held for sale in the ordinary course of business.

*Revenue and Expense Recognition*

Commissions and fees are recorded as revenue when earned. Operating expenses and licenses and fees, are recorded when incurred.

*Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in US GAAP and International Financial Reporting Standards (IFRSs)*

In May 2011, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") 2011-04, "*Fair Value Measurements and Disclosures* (Accounting Standards Codification ("ASC") Topic 820): *Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in US GAAP and IFRSs*" ("ASU 2011-04"), which includes the following amendments:

- The concepts of highest and best use and valuation premise are relevant only when measuring the fair value of nonfinancial assets;
- The requirements for measuring the fair value of equity instruments are consistent with those for measuring liabilities;
- An entity is permitted to measure the fair value of financial instruments managed within a portfolio at the price that would be received to sell or transfer a net position for a particular risk; and
- The application of premiums and discounts in a fair value measurement is related to the unit of account for the asset or liability.

ASU 2011-04 also requires additional disclosures, including use of a nonfinancial asset in a way that differs from its highest and best use, categorization by level for items in which fair value is required to be disclosed, and further information regarding Level 3 fair value measurements.

The provisions of ASU 2011-04 were adopted, prospectively, by the Company on January 1, 2012, and are included in the Fair Value of Financial Instruments note to these Financial Statements. As the pronouncement only pertains to additional disclosure, the adoption had no effect on the Company's financial condition, results of operations, or cash flows.

*Subsequent Events*

The Company has evaluated subsequent events for recognition and disclosure through the date the financial statements were issued. Effective January 28, 2013, ING U.S., Inc. consolidated certain recordkeeping back-office activities. ING U.S., Inc. transferred certain recordkeeping activities that were performed by the Company to an affiliate, ING Financial Advisers, LLC ("IFA"). As a result, the 12b-1 fee revenue that the Company previously received will be received by IFA after the effective date.

## 3. Income Taxes

The Company is a single member limited liability company. For income tax purposes, the Company is not treated as a separate taxable entity. The Company's income, gains, losses, deductions and credits are includable in the federal income tax return of the Parent, whether or not an actual cash distribution is made to the Parent during its taxable year. As such no federal income taxes are reflected for the year ended December 31, 2012. Certain items will be deducted in different periods for tax purposes from those used for financial reporting purposes. These temporary differences are reflected at the Parent due to the Company's status as a disregarded entity for tax purposes.

The Company has reviewed and evaluated the relevant technical merits of each of its tax positions in accordance with ASC Topic 740, *Income Taxes*, and determined that there are no uncertain tax positions that would have a material impact on the financial statements of the Company.

The Internal Revenue Service ("IRS") is currently examining ING U.S., Inc's tax returns for the years 2011 through 2013 as a part of the IRS Compliance Assurance Process ("CAP") program. Tax year 2010 was settled with the IRS in the first quarter of 2012. Management is not aware of any adjustments as a result of the settlement of the prior year audits or the continuing examinations that would have a material impact on the financial statements of the Company.

## 4. Related Party Transactions

Substantially all of the administrative and support functions of the Company are provided by IIPS and its affiliates. The financial statements reflect allocated charges for these services based upon measures appropriate for the type and nature of service provided.

Receivables and payables with IIPS and its affiliates are settled in cash on a regular basis.

Revenues and expenses recorded as a result of transactions and agreements with affiliates may not be the same as those incurred if the Company was not a wholly-owned subsidiary of its Parent.

## 5. Employee Benefit Plans

The employees of the Company are covered by a variety of employee benefit plans (both 401(k) and pension) that are administrated by affiliates. The different plans have various eligibility standards, vesting requirements, and guidelines for matching. The Company had no separate employee benefit plans in 2012 and relied on its affiliated companies to cover all eligible employees. All benefits that were paid by affiliates were charged back to the Company for reimbursement. Plan expenses incurred by the Company included in the statement of income as operating expenses were $668,094 for the year ended December 31, 2012.

## 6. Contingencies

The Company is party to claims, lawsuits, and/or arbitrations arising in the course of its normal business activities. While it is not possible to forecast the outcome of such lawsuits/arbitrations, in light of existing insurance and established reserves, it is the opinion of management that the disposition of such lawsuits/arbitrations will not have a materially adverse effect on the Company's operations or financial position.

The Company and its affiliates periodically receive informal and formal requests for information from various state and federal governmental agencies and self-regulatory organizations in connection with inquiries and investigations of the products and practices of the Company, its affiliates or the financial services industry. Such investigations and inquiries could result in regulatory action against the Company. The potential outcome of any such action is difficult to predict but could subject the Company or its affiliates to adverse consequences, including, but not limited to, settlement payments, penalties, fines and other financial liability.

In one such regulatory matter, the Company has reached an agreement with FINRA resulting in an immaterial amount regarding certain email retention and supervision issues that the Company had self-reported. The Company, along with certain affiliates, and FINRA have executed a Letter of Acceptance, Waiver and Consent ("AWC"). It is not currently anticipated that the outcome of any such action will have a material adverse effect on the Company.

## 7. Fair Value of Financial Instruments

ASC Topic 820, *Fair Value Measurements and Disclosures* ("ASC Topic 820"), defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by ASC Topic 820, are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

- Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities the Company has the ability to access.
- Level 2 inputs are inputs (other than quoted prices included in level 1) that are observable for the asset or liability, either directly or indirectly.

- Level 3 are unobservable inputs for the asset or liability and rely on management's own assumptions about the assumptions that market participants would use in pricing the asset or liability. (The unobservable inputs should be developed based on the best information available in the circumstances and may include the Company's own data.)

The Company's financial instruments, which are included in the accompanying statement of financial condition, are short-term in nature. As a result, the carrying amounts reported approximate their estimated fair values at December 31, 2012. The securities owned represent money market funds of $261,000 in cash equivalents and short-term investments and are valued using quoted prices in active markets and are classified as "Level 1" assets in accordance with ASC Topic 820. The total amount of income relating to the securities owned for the period included in the statement of income is immaterial for 2012.

There have been no transfers between levels for the year ended December 31, 2012.

## 8. Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule ("Rule 15c3-1"), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity may not be withdrawn or cash dividends paid if the resulting ratio of aggregated indebtedness to net capital would exceed 12 to 1.

At December 31, 2012, the Company had net capital of $67,015,176 which was $66,832,300 in excess of its required net capital of $182,876. The Company's ratio of aggregate indebtedness to net capital at December 31, 2012 was .04 to 1.

# Supplemental Information

# ING Investment Advisors, LLC

## Computation of Net Capital Under SEC Rule 15c3-1

**December 31, 2012** **Schedule I**

| | | |
|---|---|---|
| **Net capital** | | |
| Total member's equity | | $ 68,681,812 |
| Non-allowable assets and deductions and charges: | | |
| Non-allowable assets: | 1,661,416 | |
| Haircuts on securities: | 5,220 | |
| Total non-allowable assets and deductions and charges | | $ 1,666,636 |
| **Net capital** | | $ 67,015,176 |
| **Aggregate indebtedness** | | $ 2,743,144 |
| **Net capital requirement (greater of 6 2/3% of aggregate indebtedness or $25,000)** | | $ 182,876 |
| **Excess net capital** | | $ 66,832,300 |
| **Ratio of aggregate indebtedness to net capital** | | .04 to 1 |

*There were no material differences between the audited Computation of Net Capital included in this report and the corresponding schedule included in the Company's unaudited Part IIA of Form X-17A-5 as of December 31, 2012, filed on January 25, 2013.*

**Exemptive Provision**

The Company is exempt from Rule 15c3-3 of the Securities and Exchange Commission as it relates to the computation of reserve requirements under paragraph (k)(2)(i) of that Rule.

**Exemptive Provision**

The Company is exempt from Rule 15c3-3 of the Securities and Exchange Commission as it relates to possession and control requirements under paragraph (k)(2)(i) of that Rule.



Ernst & Young LLP
Suite 1000
55 Ivan Allen Jr. Boulevard
Atlanta, GA 30308

Tel: +1 404 874 8300
Fax: +1 404 817 5589
www.ey.com

## Supplementary Report of Independent Registered Public Accounting Firm on Internal Control Required by SEC Rule 17a-5(g)(1)

The Member and Board of Directors
ING Investment Advisors, LLC

In planning and performing our audit of the financial statements of ING Investment Advisors, LLC (the Company), as of and for the year ended December 31, 2012, in accordance with auditing standards generally accepted in the United States, we considered its internal control over financial reporting (internal control), as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. The study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company including any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons and recordation of differences required by Rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A deficiency in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct misstatements on a timely basis. A significant deficiency is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the entity's financial statements will not be prevented, or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and was not designed to identify all deficiencies in internal control that might be deficiencies, significant deficiencies, or material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2012, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the Financial Industry Regulatory Authority and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

February 26, 2013

Ernst & Young LLP

Ernst & Young LLP

Assurance | Tax | Transactions | Advisory

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Ernst & Young LLP
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# Report of Independent Registered Public Accounting Firm on Applying Agreed-Upon Procedures

To the Board of Directors and Management of
ING Investment Advisors, LLC:

We have performed the procedures enumerated below, which were agreed to by the Board of Directors and management of ING Investment Advisors, LLC, the Securities Investor Protection Corporation (SIPC), the Securities and Exchange Commission, and the Financial Industry Regulatory Authority, in accordance with Rule 17a-5(e)(4) of the Securities Exchange Act of 1934. We performed the procedures solely to assist the specified parties in evaluating ING Investment Advisor, LLC's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7) for the year ended December 31, 2012. ING Investment Advisors, LLC's management is responsible for ING Investment Advisors, LLC's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose.

The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement record entries and copies of checks, noting no findings.

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2012 with the amounts reported in Form SIPC-7 for the year ended December 31, 2012, noting no findings.

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers by revenue type, noting no findings.

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related supporting schedules and working papers supporting the adjustments, noting no findings.

We were not engaged to and did not conduct an examination, the objective of which would be the expression of an opinion on compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7) for the year ended December 31, 2012. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.



This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

February 26, 2013

Ernst & Young LLP

SIPC-7
(33-REV 7/10)

# SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

## General Assessment Reconciliation

For the fiscal year ended 12/31/2012
(Read carefully the instructions in your Working Copy before completing this Form)

SIPC-7
(33-REV 7/10)

**TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS**

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

014495 FINRA DEC
ING INVESTMENT ADVISORS LLC 11*11
ATTN: MICHELLE ROSENBERG
1 ORANGE WAY # C2N
WINDSOR CT 06095-4773

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

Kristin Hultgren 860-580-1798

2. A. General Assessment (item 2e from page 2) $ 27,514

   B. Less payment made with SIPC-6 filed (**exclude interest**) ( 13,081 )

   7-19-2012
   Date Paid

   C. Less prior overpayment applied ( )

   D. Assessment balance due or (overpayment) 14,433

   E. Interest computed on late payment (see instruction E) for______days at 20% per annum

   F. Total assessment balance and interest due (or overpayment carried forward) $ 14,433

   G. PAID WITH THIS FORM:
   Check enclosed, payable to SIPC
   Total (must be same as F above) $ 14,433

   H. Overpayment carried forward $( Ø )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

ING Investment Advisors LLC
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

Dated the 25th day of February, 20 13.

Cheif Financial Officer
(Title)

**This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.**

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

# DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning **1/1/2012**
and ending **12/31/2012**

| **Item No.** | **Eliminate cents** |
|---|---|
| 2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030) | $ 28,206,360 |
| 2b. Additions: | |
| (1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above. | |
| (2) Net loss from principal transactions in securities in trading accounts. | |
| (3) Net loss from principal transactions in commodities in trading accounts. | |
| (4) Interest and dividend expense deducted in determining item 2a. | |
| (5) Net loss from management of or participation in the underwriting or distribution of securities. | |
| (6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities. | |
| (7) Net loss from securities in investment accounts. | |
| Total additions | |
| 2c. Deductions: | |
| (1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products. | 17,200,194 |
| (2) Revenues from commodity transactions. | |
| (3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions. | |
| (4) Reimbursements for postage in connection with proxy solicitation. | |
| (5) Net gain from securities in investment accounts. | |
| (6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date. | |
| (7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act). | |
| (8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): Interest Income (Deductions in excess of $100,000 require documentation) | 383 |
| (9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $ | |
| (ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $ | |
| Enter the greater of line (i) or (ii) | |
| Total deductions | 17,200,577 |
| 2d. SIPC Net Operating Revenues | $ 11,005,783 |
| 2e. General Assessment @ .0025 | $ 27,514 |
| | (to page 1, line 2.A.) |